Exhibit 1A-6A

Center for Cultural Innovation - AmbitioUS

Capital Support Agreement

This Grant from the Center for Cultural Innovation (CCI) is for the purposes described below and is subject to your acceptance of these conditions. This Agreement will become effective once the Agreement is signed by you and is received by CCI.

Beneficiary: East Bay Permanent Real Estate Cooperative (EB PREC)

Support Amount: $100,000

Support Type: Grant

Terms: Project support grant

Project Period: July 15, 2019-July 14, 2020

Project Description (herein referred to as “Project”): Develop cooperative ownership fellowship to help Alena Museum and East Oakland Collective to stay anchored in the African American cultural community of Oakland, CA.

The payment of this Grant will be made by wire transfer once this Agreement is signed and returned to the Center for Cultural Innovation. We ask that you read it carefully and return one signed copy by July 15, 2019, along with a completed W-9 and wire transfer form. You may print out these materials and return them by email as a scanned PDF attachment to lauren@cciarts.org, or by regular mail to: Lauren Bailey, Managing Director, Center for Cultural Innovation, 244 S. San Pedro Street, Suite 401, Los Angeles, CA 90012. Payment will be dispersed within 10 business days of receiving a signed Agreement, completed W- 9, and wire transfer form.

We are excited to share information about your project/enterprise publicly through our communication platforms including e-newsletters, social media, and our website. As such, we are requesting that you send us the below via email to ari@cciarts.org and nadia@cciarts.org, also by July 15, 2019:

• A high-resolution digital (JPG or PNG, landscape format) photograph that is a representative image of your enterprise or project. Please include the following caption information (if applicable): Names of all individuals who are recognizable (from left to right, top to bottom); City or Location; Title (if applicable); Year; Photographer credit.

CCI (“Supporter”) and EB PREC (“Beneficiary”) agree to the following terms and conditions of the investment:

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1. Supporter will use the grant solely for the Project. If any part of the grant is not used for the Project, Beneficiary will repay that amount to Supporter. Beneficiary must seek and obtain Supporter’s approval, in writing, before Beneficiary may spend any part of the grant for any other purpose or if there is substantial changes to the Project. Funds not used during the term of the grant must be returned unless an extension is approved at Grantee’s request and in the Supporter’s discretion.

2. Beneficiary will submit a final written report upon completion of the Project, no later than August 14, 2020. The report must contain a narrative summary and financial accounting of the Investee’s principal activities and accomplishments during the investment period. The narrative should include: (a) intended plan for continued community organizing and property acquisition; (b) next stage of income generation (funding or earned) and partnerships; (c) update on Alena Museum and East Oakland Collective’s intentions and progress; (d) information about the number of Community Owners and Investor Owners in EB PREC (with explicit information about owners in Alena Museum and East Oakland Collective broken out); (e) total dollar amount of investments in EB PREC, Alena Museum, and East Oakland Collective; and (f) lessons learned, accomplishments, ah ha moments, and stories you want to share. The financial accounting should indicate the overall income and expenses, and how our grant was used, with any notes to explain unanticipated changes. In addition, please include any press, images, videos, or ephemera related to the Project.

3. A representative of the Beneficiary is required to attend the AmbitioUS Convening October 20-23, 2019. CCI will cover the cost of travel and registration. CCI will share more details.

4. For the duration of your grant, please acknowledge our support as you do any other supporters. Please use the following acknowledgement language: “Center for Cultural Innovation - AmbitioUS.” If you would like to use our logo, please contact our program assistant, Nadia Chrisanto, nadia@cciarts.org.

5. Beneficiary grants CCI the right to use their provided image(s) and video(s) and name in all forms and media for publicity, marketing, promotional and documentation purposes, and releases CCI and CCI's assigns, licensees, and successors from any claims that may arise regarding the use of their image including any claims of defamation, invasion of privacy, or infringement of moral rights, rights of publicity or copyright. CCI retains the rights to use shared images or videos across our platforms--website, emails, newsletters, social media, etc.--for promotional and non-commercial purposes.

6. All intellectual property and other rights owned by either CCI or a beneficiary prior to the date of this grant, shall be and shall remain the party’s exclusive property at all times, including, but not by way of limitation, any and all variations, adaptations, and derivations of any of the same. Any and all ideas, improvements, concepts, developments, information, software, data and/or inventions conceived or developed as a result of our support shall become the exclusive property of the Beneficiary.

7. Beneficiary agrees, to the fullest extent permitted by law, to defend, indemnify, and hold harmless Supporter, its officers, directors, trustees, employees, funders, agents, and program partners, from and against any and all claims, liabilities, losses, and expenses (including reasonable attorneys’ fees) directly, indirectly, wholly, or partially arising from or in connection with any act or omission of Beneficiary, its employees, or agents, in applying for or accepting this support, in expending or applying the funds furnished pursuant to this support or in carrying out the program or Project to be funded or financed by the support.

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8. Under United States law, CCI’s support, and any income earned on the funds, may be only used for charitable, religious, scientific, literary, educational, or other public-benefit purposes. In addition, Grant funds may not be used to carry on propaganda or otherwise attempt to influence the outcome of any election for public office or to carry on, directly or indirectly, any voter registration drives. This grant is not earmarked for lobbying activity or influencing legislation within the meaning of Section 4945(e) of the Code and the accompanying Treasury Regulations, and we have made no agreement, oral or written, to that effect.

9. The Supporter has the right at its discretion to terminate or suspend the grant or withhold payment if (a) it is necessary to comply with any requirements of the law, (b) you fail to comply with any of the terms or conditions of this Grant Agreement, or (c) the Supporter is not reasonably satisfied with your progress. You are also required to immediately repay the Supporter any portion of the grant funds that had not been used for the purpose of the grant, even if already expended.

10. This Agreement supersedes any prior oral or written understandings or communications between Supporter and Beneficiary. It constitutes the entire agreement between the two parties regarding this grant. This Agreement may not be amended or modified, except in writing signed by both the Supporter and Beneficiary.

The above terms and conditions are hereby accepted and agreed to as of the date specified. On behalf of the Center for Cultural Innovation:

/s/ Angie Kim

Angie Kim

President and CEO

July 11, 2019

On behalf of Beneficiary:

First & Last Name: _____Ojan Mobedshahi__________________________

Signature: ____________/s/ Ojan Mobedshahi_____________________________

Title (print): _________Treasurer and Finance Director_____________________________

Organization Name (print): ___East Bay Permanent Real Estate Cooperative__________________

Date:_____7/25/19__________________________

Enclosed: IRS Form W-9

CCI Wire Transfer Form

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